1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

November 14, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin Dougherty

Re:	Brooge Holdings Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed November 5, 2019

File No. 333-233964

Dear Mr. Dougherty:

On behalf of Brooge Holdings Limited (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) and the verbal comments received from the Staff on November 8, 2019, regarding the Registration Statement on Form F-4 submitted to the Commission on November 5, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 2 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”), to be filed contemporaneously with the submission of this letter.

Form F-4/A filed November 5, 2019

BPGIC Historical Financials & Projections, page 87

1.	We note your response to comment 5, including your suggestion that "the referenced five year financial forecast is not relevant as it did not include BPGIC’s Phase III, which is now described throughout the Registration Statement." However, with regard to Phase III, you also make clear throughout the document that you have not decided whether to continue with that phase, based on a number of listed factors and requisites, and that the phase would not begin in any case until 2020. Therefore, please revise the presentation of the forecasts provided to Mr. Cannon, the CFO of Twelve Seas, to disclose all material projections for the entire five-year period. If you omit any portion of the information because the board did not materially rely on it, please include enhanced disclosure to explain what you omit and the reasons for the omission(s).

In response to the Staff’s comment, the Company has revised the disclosures on page 87 of the Registration Statement to reflect that the board of directors only relied on projections for a two-year period.

Unaudited Pro Forma Combined Financial Information, page 103

2.	Please revise your pro forma financial information to incorporate the items noted during our conference call on November 8, 2019. In addition, if you obtain a commitment from private investors in Pubco, please include such an agreement as an exhibit in your amended filing.

In response to the Staff’s comment, the pro forma financial information included in the Registration Statement has been revised to remove all scenarios that assumed a $150 million private investment in the Company and to add the two additional scenarios requested by the Staff. Separately, as of now, the Company has not obtained any commitments from private investors to purchase securities of the Company.

We thank the Staff in advance for its review and consideration of the Registration Statement. If you have further comments or questions regarding the foregoing, please contact the undersigned at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Benjamin S. Reichel

cc: Meclomen Maramot